Subsidiary: Trustco Bank	Michael M. Ozimek Executive Vice President & Chief Financial Officer

May 26, 2020

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Attn: John Stickel, Division of Corporation Finance

Re:	TrustCo Bank Corp NY
Registration Statement on Form S-3
(File No. 333-238208)
Request for Acceleration of Effectiveness

Dear Mr. Stickel:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, the undersigned registrant hereby respectfully requests that the above-referenced registration statement be declared effective at 9:00 a.m. Eastern time on Friday, May 29, 2020 or as soon thereafter as practicable.

Very truly yours,

TRUSTCO BANK CORP NY

By:	/s/ Michael M. Ozimek
Michael M. Ozimek
Executive Vice President and
Chief Financial Officer

5 Sarnowski Drive Glenville, NY  12302
(518) 381-3696